Exhibit 3.9

Restated Articles of Incorporation to increase the authorized common stock to 325,000,000 shares

Articles of Amendment
to
Articles of Incorporation
of
Waytronx, Inc.

Pursuant to the amendment, Paragraph A of Article II of the Company's Articles of Incorporation shall be deleted and replaced by the following:

“The aggregate number of shares which the corporation shall have the authority to issue is three hundred thirty five million (335,000,000) shares of which a portion shall be common stock and a portion shall be preferred stock, all as described below.

A. Common Stock. The aggregate number of common shares which the corporation shall have the authority to issue is three hundred twenty five million (325,000,000), each with $0.001 par value which shares shall be designated as “Common Stock”. Subject to all of the rights of the Preferred stock as expressly provided herein, by law or by the Board of Directors pursuant to this Article, the Common Stock of the corporation shall possess all such rights and privileges as are afforded to capital stock by applicable law in the absence of any express grant of rights or privileges in these Articles of Incorporation, including, but not limited to, the following rights and privileges:
(i)	dividends may be declared and paid or set apart for payment on the Common Stock out of any assets or funds of the corporation legally available for the payment of dividends;
(ii)
the holders of Common Stock shall have unlimited voting rights, including the right to vote for the election of directors and on all other matters requiring stockholder action. Each holder of Common Stock shall have one vote for each share of Common Stock standing in his name on the books of the corporation and entitled to vote, except that in the election of directors each holder of Common Stock shall have as many votes for each share of common Stock held by him as there are directors to be elected and for whose election the holder of Common Stock has a right to vote. Cumulative voting shall not be permitted in the election of directors or otherwise.

(iii)
on the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and after paying or adequately providing for the payment of all of its obligations and amounts payable in liquidation, dissolution or winding up, and subject to the rights of the holders of Preferred Stock, if any, the net assets of the corporation shall be distributed pro rata to the holders of the Common Stock.”